SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549



                            FORM 11-K
                          ANNUAL REPORT


                 Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934



           For the fiscal year ended December 31, 1997
                  Commission file number 1-10534


                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN


                     (Full title of the plan)



                FIRST OF AMERICA BANK CORPORATION


   (Name of issuer of the securities held pursuant to the plan)





                        211 S. Rose Street
                    Kalamazoo, Michigan 49007


             (address of principal executive office)

ITEM 1. Audited statements of financial condition as of the end of the latest two fiscal years of the plan.

          Audited statements of financial condition for the two years ended December 31, 1997, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.

ITEM 2. Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan.

          Audited statements of income and changes in plan equity for the three years ended December 31, 1997, prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as an exhibit.

                            SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee of the First of America Bank Corporation Reserve Plus Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                   FIRST OF AMERICA BANK
                                   CORPORATION RESERVE PLUS
                                   SAVINGS PLAN

Dated: May 1, 1998                 BY:   /s/ ALLAN BOWERS

                                   Allan D. Bowers
                                   Senior Vice President -
                                   Director of Total

                                   Compensation, Planning
                                   & Operations









                          EXHIBIT INDEX



EXHIBIT NO.                                            PAGE NO.


     1.        Financial statements and Notes thereto


     2.        Consent of KPMG Peat Marwick

                                                       EXHIBIT 1






                    FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN

                    Financial Statements and Schedules

                    Three-year period ended December 31, 1997

                    (With Independent Auditors' Report Thereon)

                FIRST OF AMERICA BANK CORPORATION
                    RESERVE PLUS SAVINGS PLAN




TABLE OF CONTENTS
-----------------------------------------------------------------

                                                          Page(s)

Independent Auditors' Report...........................         1

Statements of Assets Available for Benefits ...........         2

Statements of Changes in Assets Available for Benefits.         3

Notes to Financial Statements..........................      4-12




                                                    Schedule
                                                    --------

Item 27a - Schedule of Assets Held for Investment...... 1      13

Item 27d - Schedule of Reportable Transactions......... 2      14



All other schedules required by the Employee Retirement Income
Security Act of 1974 are not applicable and have been omitted.

                 Independent Auditors' Report



To the Trustees of First of America Bank
   Corporation Reserve Plus Savings Plan:


We have audited the accompanying statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in assets available for benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assests Held for In vestment Purposes and Reportable Transactions are presented for purposes of additional analysis and are not required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



KPMG Peat Marwick LLP


March 20, 1998

FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN

Statements of Assets Available for Benefits
======== ============================== ======================================= =================== ===================

December 31, 1997 and 1996




                                          Assets                                               1997                1996

-------- ------------------------------ --------------------------------------  ------------------- -------------------
Cash                                                                                    $   333,855             111,710
-------- ------------------------------ --------------------------------------  ------------------- -------------------
Investments at fair value:

         Parkstone Mid Capitalization Fund                                               36,900,840          34,430,348

         Parkstone Balanced Allocation Fund                                              27,941,389          25,781,728

         Parkstone U.S. Govt. Obligation Fund                                            20,451,176          20,491,041

         Parkstone Small Capitaization Fund                                              19,036,588          16,220,785

         Parkstone International Discovery Fund                                           4,938,701           4,068,821

         First of America Money Market Savings                                               42,497               1,981

         First of America Bank Corporation common stock                                 145,489,593          75,755,902
-------- ------------------------------ --------------------------------------  ------------------- --------------------
Total Investment at Fair Value                                                          254,800,784         176,750,606
-------- ------------------------------ --------------------------------------  ------------------- --------------------
Participant Loans Receivable                                                                 18,375              59,793
-------- ------------------------------ --------------------------------------  ------------------- --------------------
Contributions receivable:
         Employee                                                                           436,688             391,129
         Employer                                                                           139,120             127,050
-------- ------------------------------ --------------------------------------  ------------------- --------------------
Total Contributions Receiveable                                                             575,808             518,179

Assets Available for Benefits                                                         $ 255,728,822         177,440,288
======== ============================== ======================================  =================== ====================

See accompanying notes to financial statements.






FIRST OF AMERICA BANK CORPORATION

RESERVE PLUS SAVINGS PLAN
Statements of Changes in Assets Available for Benefits


Years ended December 31, 1997, 1996, and 1995
====== ===============================================================================================

                                                                 1997            1996             1995
------ -----------------------------------------------------------------------------------------------




Contibutions:

       Employee payroll withholdings                    $ 15,837,413       15,195,604       14,577,220
       Employer match                                      5,038,677        4,975,455        4,870,885
------ ------------------------------------------------------------------------------------------------

Total contributions                                       20,876,090       20,171,059       19,448,105

------ ------------------------------------------------------------------------------------------------
Investment income:

       Dividends                                          11,566,128       17,788,718        5,396,772
       Interest                                              986,732          937,754          988,644
       Net Appreciation in market value                   64,643,774       15,687,666       25,458,758
------ ------------------------------------------------------------------------------------------------
Total investment income                                   77,196,634       34,414,138       31,844,174
------ ------------------------------------------------------------------------------------------------

Employee rollovers                                           507,793          633,710          627,159
Transfers from other plans                                 1,026,708        1,756,920        3,595,267
------ ------------------------------------------------------------------------------------------------

Total additions                                           99,607,225      56,975,827        55,514,705
------ ------------------------------------------------------------------------------------------------

Participant withdrawals                                  (21,318,691)    (16,973,584)      (15,100,654)
------ ------------------------------------------------------------------------------------------------

Net increase                                              78,288,534      40,002,243        40,414,051

Assets available for benefits at
       beginning of year                                 117,440,288     137,438,045        97,023,994
------ ------------------------------------------------------------------------------------------------

Assets available for benefits at
       end of year                                      $255,728,822     177,440,288       137,438,045

See accompanying notes to financial statements.


December 31, 1997, 1996, and 1995

(1)  Organization

The following description of the First of America Bank Corporation Reserve Plus Savings Plan (the Plan) provides only general information. Reference should be made to the plan agreement for a more complete description.

     General

The Plan is a defined contribution plan established effective July 1, 1988 and was restated effective January 1, 1993, for employees of First of America Bank Corporation (hereinafter referred to as "the Company") under Section 401(k) of the Internal Revenue Code. Eligible employees are those who have at least one year of service, are employed on a salaried basis. Effective for plan years beginning after December 31, 1996, the maximum eligible base compensation level is $160,000. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

A participant may elect to contribute no less than one percent and not more than 15 percent of base compensation, not to exceed $9,500 into the plan during 1997. The Company may contribute discretionary matching contributions of one-half of the participant's contribution if the employee contributes 5% or more, not to exceed 5% of the employee's compensation, and one-third of the participant's contribution if the employee contributes less than 5%. All Company matching contributions are invested in the Stock Fund, which owns common stock of the Company, exclusively. The Company may also make additional discretionary contributions, which will be allocated to various investments at the Company's discretion. No discretionary contributions were made during 1997, 1996 or 1995.

     Participant Account

Each participant account is credited with the employee contribution and the Company's matching contribution. Investment earnings are allocated based on participant investment choices and current market value. The maximum benefit to which a participant is entitled is the vested portion of the participant's account.

     Vesting

Participants immediately vest in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based on years of credited service. A participant is 100 percent vested after four years of credited service.

     Distributions

Upon termination of service, a participant with a vested account balance of $3,500 or less will receive a single lump-sum distribution equal to the vested value of the account. A participant with a vested balance of more than $3,500 may elect a lump-sum distribution or deferral until age 55 (early retirement).

Except for common stock of the Company, distributions will be made in cash. Common stock of the Company will be distributed in shares unless there are 100 or fewer shares. If 100 or fewer shares are involved, such shares will be converted to cash at the market value and the distribution made in cash.

     Plan Administration and Trustee

The Company serves as the plan administrator and absorbs all or most of the administrative costs. First of America - Michigan, N.A., a wholly-owned subsidiary of the company, serves as trustee for the Plan.


(2)  Pending Merger

On November 30, 1997, First of America entered into an Agreement and Plan of Merger with National City Corporation (NCC) providing for the merger of First of America and NCC. The merger is expected to be completed by March 31, 1998. As a result of this merger, the First of America Bank Corporation Reserve Plus Savings Plan will be merged into NCC's 401(k) Plan during the first quarter of fiscal year 1999.


(3)  Summary of Significant Accounting Policies

     Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Generally accepted accounting principles require the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments

Investments are stated at fair market value as determined by quoted market prices. Employees may invest in the following funds at their option. The various Parkstone Mutual Funds are sponsored by First of America Bank Corporation.

     . Money Market Fund - invests in the Parkstone U.S. Government obligations Fund, which invests in short-term fixed income securities, such as the Treasury bills or notes issued or backed by the U.S. Government or its agencies. From time to time, the Money market investment option may also include relatively low risk assets transferred from a prior plan of an affiliate, such as guaranteed investment contracts.

     . Balanced Fund - invests in the Parkstone Balanced Allocation Fund, which invests in a mix of stocks and bonds at the discretion of the administrator based on market conditions.

     . Mid Cap Fund - invests in the Parkstone Mid-Capitalization Fund (formerly Parkstone Equity Fund), which invests at least 80 percent of the value of its total assets in common stock and securities convertible into common stock of "blue-chip" - type companies with sound management and the ability to finance expected growth. In addition, this fund may also invest up to 20 percent of the value of its total assets in preferred stocks, corporate bonds, notes, warrants, and other short-term obligations with maturities of 18 months or less.

     . Small Capitalization Fund - invests in the Parkstone Small Capitalization Fund, which invests primarily in common stocks of small- to medium-sized companies to provide growth of capital.

     . International Fund - invests in the Parkstone International Discovery Fund, which invests primarily in common stock of small- to medium-sized foreign companies.

     . Stock Fund - invests entirely in shares of First of America Bank Corporation common stock. Stock purchases and sales are made daily in the open market.


(4)  Transfers from Other Plans

Amounts from plans of institutions acquired are transferred into the Plan upon acquisition.


(5)  Funding and Termination

The Company deposits all contributions biweekly. Although the Company has not expressed any intent to terminate the plan agreement, it may do so at any time, subject to the provisions of ERISA. In the event of termination, the participants will become 100 percent vested in their accounts.


(6)  Reconciliation to Form 5500

The financial information provided on Line 31g of the Plan's Form 5500 includes an accrual for benefits payable to participants. This accrual was $1,610,255 and $1,483,205 at December 31, 1997 and 1996,
respectively. In accordance with generally accepted accounting principles, this liability is not presented separately from assets available for plan benefits in the accompanying financial statements.


(7)  Tax-exempt Status

The Internal Revenue Service has determined and informed the trustee of the Plan by a letter dated May 18, 1995, that the Plan and the trust established under the Plan are qualified as tax-exempt, under
Section 401(k) of the Internal Revenue Code. The plan administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified and tax-exempt status of the Plan and trust, respectively.


FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements

(8) Allocation of Plan Assets Available for Benefits

December 31, 1997

========================================================================================================================
                                           Balanced    U.S Gov't    Small      Intl.    First of
                               Mid Cap    Allocation   Obiligation  Cap      Discovery  America    Participant
Assets                          Fund         Fund      Fund         Fund       Fund    Stock Fund     Loans      TOTAL
------------------------------------------------------------------------------------------------------------------------

Cash                        $                          333,855                                                   333,855
------------------------------------------------------------------------------------------------------------------------
Ivestments at fair value:

   Parkstone Mid Cap Fund    36,900,840      --         --         --         --          --          --      36,900,840


   Parkstone Balanced
   Allocation Fund               --      27,941,389     --         --         --          --          --      27,941,389

   Parkstone
   US Gov Obligation Fund        --          --     20,451,176     --         --          --          --      20,451,176


   Parkstone
   Small Capitalization Fund     --          --         --     19,036,588     --          --          --      19,036,588


   Parkstone International
   Discovery Fund                --          --         --         --     4,938,701       --          --       4,938,701


   First of America
   Money Market Savings          --          --         --         --         --          42,497      --          42,497


   First of America Bank Corp.
   Common Stock                  --          --         --         --         --     145,489,593      --      145,489,593
------------------------------------------------------------------------------------------------------------------------

   Total Investments        36,900,840 27,941,389  20,451,176 19,036,588 4,938,701   145,532,090     --      254,800,784
------------------------------------------------------------------------------------------------------------------------

Participant Loans Receivable     --          --         --         --         --          --       18,375         18,375
------------------------------------------------------------------------------------------------------------------------

Contributions Receivable:

   Employee                    103,008     70,751      43,694    100,915    30,154       88,166          0      436,688
   Employer                          0          0           0          0         0      139,120          0      139,120
-----------------------------------------------------------------------------------------------------------------------

Total Contributions
 Receivable                    103,008     70,751      43,694    100,915    30,154      227,286      --         575,808
-----------------------------------------------------------------------------------------------------------------------

Total Assets Available
 for Benefits             $ 37,003,848 28,012,140  20,828,725 19,137,503  4,968,855 145,759,376    18,375   255,728,822
=======================================================================================================================

See accompanying independent auditors' report.


FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN


Notes to Fincial Statements


December 31, 1996

========================================================================================================================
                                           Balanced    U.S Gov't    Small      Intl.    First of
                               Mid Cap    Allocation   Obiligation  Cap      Discovery  America    Participant
Assets                          Fund         Fund      Fund         Fund       Fund    Stock Fund     Loans      TOTAL
------------------------------------------------------------------------------------------------------------------------

Cash                        $                          111,710                                                   111,710
------------------------------------------------------------------------------------------------------------------------
Ivestments at fair value:

   Parkstone Mid Cap Fund    34,430,348      --         --         --         --          --          --      34,430,348


   Parkstone Balanced
   Allocation Fund               --      25,781,728     --         --         --          --          --      25,781,728

   Parkstone
   US Gov Obligation Fund        --          --     20,491,041     --         --          --          --      20,491,041


   Parkstone
   Small Capitalization Fund     --          --         --     16,220,785     --          --          --      16,220,785


   Parkstone International
   Discovery Fund                --          --         --         --     4,068,821       --          --       4,068,821


   First of America
   Money Market Savings          --          --         --         --         --           1,981      --           1,981


   First of America Bank Corp.
   Common Stock                  --          --         --         --         --      75,755,902      --       75,755,902
------------------------------------------------------------------------------------------------------------------------

   Total Investments        34,430,348 25,781,728  20,491,041 16,220,785 4,068,821   75,757,883      --      176,750,606
------------------------------------------------------------------------------------------------------------------------

Participant Loans Receivable     --          --         --         --         --          --       59,793         59,793
------------------------------------------------------------------------------------------------------------------------

Contributions Receivable:

   Employee                    100,237     66,044      43,305     89,027    24,367       68,149                 391,129
   Employer                          0          0           0          0         0      127,050          0      127,050
-----------------------------------------------------------------------------------------------------------------------

Total Contributions
 Receivable                    100,237     66,044      43,305     89,027    24,367      195,199      --         518,179
-----------------------------------------------------------------------------------------------------------------------

Total Assets Available
 for Benefits             $ 34,530,585 25,847,772  20,646,056 16,309,812  4,093,188  75,953,082    59,793   177,440,288
=======================================================================================================================

See accompanying independent auditors' report.





FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Finanical Statments

(9) Allocation of Plan Income and Changes in Assets Available for Benefits


Year ended December 31, 1997

================================ =============================================== ================================================
                                                  Balanced    U.S Gov't    Small      Intl.    First of
                                      Mid Cap    Allocation   Obiligation  Cap      Discovery  America    Participant
                                       Fund         Fund      Fund         Fund       Fund    Stock Fund     Loans      TOTAL
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        3,818,865  2,500,538   1,612,426  3,915,249  1,163,074  2,827,261       --        15,837,413
Employer match                         --          --          --         --         --      5,038,677       --         5,038,677
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total contributions                  3,818,865  2,500,538   1,612,426  3,915,249  1,163,074  7,865,938       --        20,876,090
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                            3,241      2,554       1,704      7,674      6,218      3,561      (24,952)      --

-------------------------------- ----------------------------------------------- ------------------------------------------------
Investment income:

Dividends                            6,604,751  1,479,699      --        905,640    165,867  2,410,171       --        11,566,128
Interest                                 1,092        321     975,799        140         72      9,308       --           986,732
Net appreciation/depreciation       (2,766,619) 1,430,524      --     (1,616,816)  (114,836)67,711,521       --        64,643,774
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total investment income              3,839,224  2,910,544     975,799   (711,036)    51,103 70,131,000       --        77,196,634
-------------------------------- ----------------------------------------------- ------------------------------------------------

Transfers and Roll Overs:

Employee Roll Overs                     88,263    155,180      79,719    117,636     18,843     48,152       --           507,793
Transfers from other Plans              72,201     26,144     461,226    143,349    134,520    189,268       --         1,026,708
Net transfer (inter-fund)           (1,533,617)  (138,730)  1,684,851  1,009,819    (63,003)  (959,320)      --           --
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total transfers and rollovers       (1,373,153)    42,594   2,225,796  1,270,804     90,360   (721,900)      --         1,534,501
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      6,288,177  5,456,230   4,815,725  4,482,691  1,310,755 77,278,599      (24,952)   99,607,225
-------------------------------- ----------------------------------------------- ------------------------------------------------

Participant withdrawals             (3,814,914)(3,291,862) (4,633,056)(1,655,000)  (435,088)(7,472,305)     (16,466)  (21,318,691)
-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              2,473,263  2,164,368     182,669  2,827,691    875,667 69,806,294      (41,418)   78,288,534

Assets available for benefits at
   beginning of year                34,530,585 25,847,772  20,646,056 16,309,812  4,093,188 75,953,082       59,793   177,440,288



-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 37,003,848 28,012,140  20,828,725 19,137,503  4,968,855 145,759,376      18,375   255,728,822
================================ =============================================== ================================================

See accompanying independent auditors' report.


FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Financial Statements


Year ended December 31, 1996

================================ =============================================== ================================================
                                                 Balanced    U.S Gov't    Small      Intl.    First of
                                     Mid Cap    Allocation   Obiligation  Cap      Discovery  America    Participant
                                      Fund         Fund      Fund         Fund       Fund    Stock Fund     Loans      TOTAL
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        3,924,850  2,666,487  1,807,951   3,057,320    946,844  2,792,152       --        15,195,604
Employer match                         --          --          --         --         --      4,975,455       --         4,975,455
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total contributions                  3,924,850  2,666,487   1,807,951  3,057,320    946,844  7,767,607       --        20,171,059
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                            6,470      6,510       3,598      4,073      1,467      8,155      (30,273)      --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Investment income:

Dividends                            9,741,764  3,394,505      --      2,410,862      1,399  2,240,188       --        17,788,718
Interest                                 1,625        657     929,319        463        180      5,510       --           937,754
Net appreciation/depreciation       (4,444,862)  (410,778)     --        152,320    454,810 19,936,176       --        15,687,666
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total investment income              5,298,527  2,984,384     929,319  2,563,645    456,389 22,181,874       --        34,414,138
-------------------------------- ----------------------------------------------- ------------------------------------------------

Transfers and Roll Overs:

Employee Roll Overs                    147,743    138,297     121,521    141,636     25,244     59,269       --           633,710
Transfers from other Plans             372,155    443,370     217,893    425,957    215,396     82,149       --         1,756,920
Net transfer (inter-fund)           (1,051,542)(1,190,192)  1,947,579  3,386,289    616,645 (3,725,944)      17,165       --
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total transfers and rollovers         (531,644)  (608,525)  2,286,993  3,953,882    857,285 (3,584,526)      17,165     2,390,630
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      8,698,203  5,048,856   5,027,861  9,578,920  2,261,985 26,373,110      (13,108)   56,975,827
-------------------------------- ----------------------------------------------- ------------------------------------------------

Participant withdrawals             (3,349,345)(2,628,005) (4,443,292)  (646,231)  (213,203)(5,684,682)      (8,826)  (16,973,584)
-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              5,348,858  2,420,851     584,569  8,932,689  2,048,782 20,688,428      (21,934)   40,002,243

Assets available for benefits at
   beginning of year                29,181,727 23,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727   137,438,045



-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 34,530,585 25,847,772  20,646,056 16,309,812  4,093,188 75,953,082       59,793   177,440,288
================================ =============================================== ================================================

See accompanying independent auditors' report.


FIRST OF AMERICA BANK CORPORATION
RESERVE PLUS SAVINGS PLAN

Notes to Finanical Statements


Year ended December 31, 1995

================================ =============================================== ================================================
                                                 Balanced    U.S Gov't    Small      Intl.    First of
                                     Mid Cap    Allocation   Obiligation  Cap      Discovery  America    Participant
                                      Fund         Fund      Fund         Fund       Fund    Stock Fund     Loans      TOTAL
================================ =============================================== ================================================

Contributions:

Employee payroll withholdings        4,010,123  2,958,163  2,197,949   1,757,862    817,510  2,835,613       --        14,577,220
Employer match                         --          --          --         --         --      4,870,885       --         4,870,885
-------------------------------- ----------------------------------------------- ------------------------------------------------
Total contributions                  4,010,123  2,958,163   2,197,949  1,757,862    817,510  7,706,498       --        19,448,105
-------------------------------- ----------------------------------------------- ------------------------------------------------

Loan payments                           17,901      7,536      19,513      5,170      2,295     12,754      (65,168)      --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Investment income:

Dividends                            1,010,687  1,607,979      --        843,518      5,640  1,928,948       --         5,396,772
Interest                                 2,812      1,146     976,106        731        271      7,578       --           988,644
Net appreciation                     5,696,643  2,801,035      --        471,307    134,717 16,355,056       --        25,458,758
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total investment income              6,710,142  4,410,160     976,106  1,315,556    140,628 18,291,582       --        31,844,174
-------------------------------- ----------------------------------------------- ------------------------------------------------

Transfers and Roll Overs:

Employee rollovers                     190,422     56,933      42,220    155,604     76,238    105,742       --           627,159
Transfers from other Plans             116,840    123,902   1,165,787    141,267     53,884  1,951,954       41,633     3,595,267
Net transfer (interfund)            (2,845,310)(2,251,961)    969,551  2,822,731    317,852    987,137       --           --
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total transfers and rollovers       (2,538,048)(2,071,126)  2,177,558  3,119,602    447,974  3,044,833       41,633     4,222,426
-------------------------------- ----------------------------------------------- ------------------------------------------------

Total Additions                      8,200,118  5,304,733   5,371,126  6,198,190  1,408,407 29,055,667      (23,535)   55,514,705
-------------------------------- ----------------------------------------------- ------------------------------------------------

Participant withdrawals             (2,339,610)(1,656,753) (5,119,156)  (292,758)   (94,482)(5,597,895)      --       (15,100,654)
-------------------------------- ----------------------------------------------- ------------------------------------------------

Net increase (decrease)              5,860,508  3,647,980     251,970  5,905,432  1,313,925 23,457,772      (23,535)   40,414,051

Assets available for benefits at
   beginning of year                23,321,220 19,778,941  19,809,517  1,471,691    730,481 31,806,882      105,262    97,023,994



-------------------------------- ----------------------------------------------- ------------------------------------------------

Assets available for benefits at
   end of year                    $ 29,181,727 23,426,921  20,061,487  7,377,123  2,044,406 55,264,654       81,727   137,438,045
================================ =============================================== ================================================

See accompanying independent auditors' report.

FIRST OF AMERICA BANK CORPORATION                                      Schedule 1
RESERVE PLUS SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

December 31, 1997


                               Shares /       Rate of                    Current
Description                     Units        Interest         Cost        Value
------------------------      ----------     --------      ----------  -----------


Parkstone
Mid Capitalization Fund*       2,618,937        -       $  40,659,005  36,900,840

Parkstone Balanced
Allocation  Fund*              2,144,389        -          25,268,085  27,941,389

Parkstone
US Gov Obligation Fund*       20,454,783      5.40%        20,454,783  20,451,176

Parkstone
Small Capitalization Fund*       730,491        -          20,233,876  19,036,588

Parkstone International
Discovery Fund*                  338,964        -           4,751,369   4,938,701

First of America
Money Market Savings*             42,497      2.05 %           42,497      42,497

First of America Bank Corp.
Common Stock*                  1,886,413        -          50,924,937 145,489,593

Participant Loans                 -          6 to 11%          18,375      18,375
                                                           ----------  ----------

TOTAL ASSETS HELD FOR INVESTMENT                       $  162,352,927 254,819,159
                                                          =========== ===========
* Indicates party-in-interest

See accompanying independent auditors' report.


FIRST OF AMERICA BANK CORPORATION                                                                           Schedule 2
RESERVE PLUS SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions

Year Ended December 31, 1996

============================ =================================================== ============================================
                                                                                                          (h) Current
                                                                                  (f) Expense           value of asset   (i)
       (a) Identity of         (b) Description  (c) Purchase(d) Selling(e) Lease incurred with (g) Cost on transaction Gain or
            party                 of asset         price       price     rental   transaction  of asset      date       loss

---------------------------- --------------------------------------------------- --------------------------------------------


                                                     Purchases (1)

---------------------------- --------------------------------------------------- --------------------------------------------


Parkstone Mid
  Capitialization Fund*      Equity Fund         13,168,050      --        --         --     13,168,050       --         --

Parkstone US Govt
  Obligation Fund*           Money Market Fund   11,739,024      --        --         --     11,739,024       --         --

Parkstone Small
Capitalization Fund*         Equity Fund         10,518,881      --        --         --     10,518,881       --         --

First of America Money
  Market Savings Fund*       Money Market Fund   15,648,206      --        --         --     15,648,206       --         --

First of America Bank        Stock Fund          15,705,853      --        --         --     15,705,853       --         --
  Corp Common Stock*
----------------------------


                                                 Sales (1)

---------------------------- --------------------------------------------------- --------------------------------------------

Parkstone US Govt
  Obligation Fund*           Money Market Fund       --     33,192,857     --         --     33,192,857       --         --

First of America Bank
  Corp Common Stock*         Stock Fund              --     13,675,017     --         --      8,321,936       --     5,353,081

First of America Money
  Market Savings Fund*       Money Market Fund   $   --     15,607,689     --         --     15,607,689       --         --

Parkstone Mid
  Capitalization Fund*       Equity Fund             --      7,930,959     --         --      8,075,657       --      (144,698)
============================ =================================================== ============================================


(1) Represents aggregate value of all transactions which took place for the year ended.

* Indicates party-in-interest.

See accompanying independent auditors' report.


                                                             EXHIBIT 2

The Board of Directors
First of America Bank Corporation


               CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to incorporation by reference in the registration statements on Form S-3 (Registration Statement Number 2-98422), S-3 (Registration Statement Number 33-42226), and Form S-8 (Registration Statement Number 33-22044) of First of America Bank Corporation of our report dated March 20, 1998, relating to the statements of assets available for benefits of First of America Bank Corporation Reserve Plus Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for each of the years in the three year period ended December 17, 1997, which report appears in the December 31, 1997 annual report on Form 11-K of First of America Bank Corporation Reserve Plus Savings Plan.


Chicago, Illinois
April 29, 1998